UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 13 November, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 16 September 2025: Correction announcement: Grant and acceptance of share awards and dealings in securities by directors, prescribed officers of Sasol Limited and directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company)

CORRECTION ANNOUNCEMENT: GRANT AND ACCEPTANCE OF SHARE AWARDS AND DEALINGS IN SECURITIES BY DIRECTORS, PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

Shareholders are referred to the announcement published by Sasol on the Stock Exchange News Service on 12 September 2025 wherein grant and acceptance of share awards and dealings in securities by the directors and prescribed officers of Sasol Limited and Directors of major subsidiaries were announced.

Shareholders are notified of a conversion rate error affecting Euro to USD calculations stated in the total transaction value and award columns for C H Hermann and A G M Gerber. The correct values of the transactions and awards are reflected as follows:

Award date:	8 September 2025
Acceptance date:	8 September 2025
Vesting periods:	a: In respect of the Group Executive awards, 100% of the award is subject to CPTs and vests after 3 years
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD0,00
Nature of transaction:	LTI Award (off-market)
Price per share:[1]	US$0,00
Nature and extent of interest:	Direct beneficial

Name	**Company and designation**	**Award (number of shares)**	**Total value of the transaction (USD)**[2]
AGM Gerber [a]	Sasol Limited: Prescribed Officer Sasol Chemicals USA LLC: Director	93 110	642 459
CH Herrmann [a]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Ltd: Director	74 488	513 967

1 Strike price per share is nil. The shares were awarded at US$6,90 being the 14 calendar day VWAP preceding the award date.
2 The total transaction value is the price per share multiplied by the number of Sasol ADRs awarded.

All other information contained in the announcement dated 12 September 2025 remains correct and unchanged.

16 September 2025
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 November 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary